Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-252742

AFA Asset Based Lending Fund

Supplement dated March 25, 2025 to the

Prospectus dated August 28, 2024, as supplemented to date

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of AFA Asset Based Lending Fund, formerly named the AFA Private Credit Fund (the “Fund”), dated August 28, 2024 (as may be supplemented and amended, the “Prospectus”). Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

At a meeting on March 4-5, 2025, the Fund’s Board of Trustees (the “Board”) approved changes to the Fund’s Distribution Policy. The following change to the Prospectus will be effective immediately:

The section entitled “Distribution Policy” in the “Fund Summary” on page 7 of the Prospectus is deleted and replaced with the following:

The Fund intends to pay distributions at least quarterly on the Shares in amounts representing substantially all of the Fund’s net investment income earned each year. Distributions cannot be assured, and the amount of each distribution is likely to vary. The Fund’s final distribution for each calendar year will seek to include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as the remaining net capital gain realized during the year. If the total distributions made in any Fund taxable year exceed investment company taxable income, net tax-exempt income and net capital gain for the year, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Payments in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the Shares. After such adjusted tax basis is reduced to zero, the payment would constitute capital gain (assuming the Shares are held as capital assets).

Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the Investment Company Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such payment or distribution does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit. The estimated distribution composition may vary from quarter to quarter because it may be materially impacted by future income, expenses and realized gains and losses on securities.

At the end of each calendar year, the Fund is required to report to you and to the IRS on Form 1099-DIV the total amount of Fund distributions to you for the year, and the portions of such distributions that constitute taxable dividend income, capital gain distributions or return of capital, if any.

Each Shareholder whose Shares are registered in their own name will automatically be registered in the Fund’s dividend reinvestment plan (the “DRIP”) and have all income dividends and distributions and/or capital gains distributions automatically reinvested in Shares priced at the then-current NAV unless such Shareholder, at any time, specifically elects to “opt out” of the DRIP so as to receive income dividends and/or capital gains distributions in cash. A Shareholder receiving Shares under the DRIP instead of cash distributions may still owe taxes and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes due. All correspondence or requests for additional information regarding the DRIP, including inquiries and elections to receive income dividends and/or capital gains distributions in cash should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at (877) 770-7717 or 235 West Galena Street, Milwaukee, WI 53212. Shareholders who hold their Shares in the name of a broker or dealer participating in the offering should contact the broker or dealer to determine whether and how they may participate in, or opt out of, the DRIP. See “DIVIDEND REINVESTMENT PLAN” and “TAXES - TAXATION OF THE FUND - Distributions to Shareholders.”

Please keep this Supplement for future reference.